UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Av. Presidente Riesco 5537

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes 	No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes 	No ⌧

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes 	No ⌧

On July 7, 2022, Itaú Corpbanca issued a press release announcing that it will release its results for the second quarter ended June 30, 2022, before the market opens in Santiago and in New York on Friday, July 29, 2022, and inviting investors to join a conference call regarding the results on Tuesday, August 2, 2022. The press release is attached hereto as Exhibit 99.1.

On July 11, 2022, Itaú Corpbanca published on its website its results as of and for the six-month periods ended June 30, 2022 and 2021, which are attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 7, 2022
99.2	Itaú Corpbanca’s results as of and for the six-month periods ended June 30, 2022 and 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: July 12, 2022.